Exhibit 99.1

TOP SHIPS INC. ANNOUNCES

REVERSE STOCK SPLIT TO BE EFFECTIVE MAY 11, 2017

ATHENS, GREECE – May 10, 2017 – TOP Ships Inc. (NasdaqGS: TOPS), an international maritime shipping company that provides transportation services for crude oil, petroleum products, and dry bulk commodities (the “Company”), today announced that its Board of Directors (the “Board”) has determined to effect a 1-for-20 reverse stock split of the Company’s common stock. The Company’s shareholders approved the reverse stock split and granted the Board the authority to determine the exact split ratio and proceed with the reverse stock split at the Company’s special meeting of shareholders held on March 24, 2017.

The reverse stock split will take effect, and the Company’s common stock will begin trading on a split-adjusted basis on the NASDAQ Capital Market, as of the opening of trading on Thursday, May 11, 2017 under the existing trading symbol “TOPS”. The new CUSIP number for the Company’s common stock will be Y8897Y 404.

When the reverse stock split becomes effective, every 20 shares of the Company’s issued and outstanding common stock will be automatically combined into one issued and outstanding share of common stock without any change in the par value per share or the total number of authorized shares. This will reduce the number of outstanding shares of the Company’s common stock from approximately 44.6 million shares to approximately 2.2 million shares.

No fractional shares will be issued in connection with the reverse split of the issued and outstanding common stock. Fractional shares that occur as a result of the reverse stock split will be rounded down to the nearest whole share of the Company’s common stock. Shareholders will receive instructions from the Company’s exchange agent, Computershare Trust Company N.A., as to how to exchange existing share certificates for new certificates representing the post-reverse split shares.

Additional information about the reverse stock split can be found in the Company’s proxy statement furnished to the Securities and Exchange Commission on March 6, 2017, a copy of which is available at www.sec.gov.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Alexandros Tsirikos Chief Financial Officer TOP Ships Inc. 1, Vassilissis Sofias Str. & Meg. Alexandrou Str. 151 24, Maroussi, Greece Tel: +30 210 812 8180 Email: atsirikos@topships.org